I-LEVEL MEDIA GROUP INCORPORATED
902, B1, KangBao Huayuan
#8 Gongren Tiyuchang Donglu
Chaoyand District, Beijing, PRC 100020
Tel: +86 10-65-911-544

February 3, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628
Attention:      Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

RE:     I-Level Media Group Incorporated
Preliminary Information Statement on Schedule 14C
Filed August 3, 2011
File No. 000-52069

______________________________________________________________________________

In connection with responding to the Staff's letter of August 11, 2011, I-Level Media Group Incorporated (the "Company") hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

I-Level Media Group Incorporated

"Francis Chiew"
Francis Chiew
President, Chief Executive Officer, Chief Financial
Officer, Secretary, Treasurer & Director